

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail



PROCESSING
SECTION
RECEIVED
APR 26 2006
152
SEC MAIL
WASH. D.C.

20th April, 2006.

Attn: Filing Desk - Stop 1-4





06012901

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 13th April 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an News Release dated 20th April 2006, providing a trading update for the Company's financial year ended 31st March 2006 ahead of the announcement of its preliminary results on 23rd May 2006 and announcing additional annualised cost savings of £30m.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231




SEC MAIL
PROCESSING
RECEIVED
APR 2 6 2006
SECTION
WASH, D.C.
152

News Release

FOR IMMEDIATE RELEASE

ER 06/35

20 April 2006

EMI Group provides trading update for the financial year ended 31 March 2006 ahead of the announcement of its preliminary results on 23 May 2006

- **EMI Group expects to report strong growth in profits for the financial year ended 31 March 2006, with EMI Music and EMI Music Publishing both outperforming the global recorded music industry**

- **EMI also announces it has identified an additional £30m of annualised cost savings, further aligning the business for the rapidly developing music marketplace driven by digital growth**

Trading update

Overall, the Group expects to report full year revenue growth of close to 4%, with digital revenues more than doubling to over £110m. Group profit before tax, amortisation and exceptional items ('adjusted PBT') is expected to have increased by approximately 12%.

EMI Music gained market share in the year, outperforming a global recorded music market which remained challenging in some regions. On a constant currency basis, the division's revenues are expected to have increased by approximately 2% for the full year, with second half revenues being marginally ahead of the previous year's level. Digital revenues continued to show rapid growth, increasing by more than 150% at constant currency and accounted for over 5.5% of EMI Music's revenues for the full year. This strong divisional performance reflects successful releases from a broad range of artists including international superstars Coldplay, Gorillaz, Robbie Williams and The Rolling Stones, local superstars Radja from Indonesia, Raphael from France and RBD from Mexico, and breaking artists KT Tunstall, Dem Franchize Boyz and Corinne Bailey Rae.

Higher revenues combined with the remaining £15m of annualised cost savings from the March 2004 restructuring initiative and an increasing proportion of revenues from digital, resulted in a year-on-year improvement in the EMI Music operating margin of almost one percentage point and operating profit growth of approximately 15%.

EMI Music Publishing had another successful year and expects to report constant currency revenue growth of approximately 2.5%. Digital revenues also grew strongly and accounted for approximately 4.5% of divisional revenues in the year. As anticipated, operating margin improved significantly in the second half, resulting in a modest increase in the full year margin.

Cost savings and other initiatives

EMI Group will be implementing a series of initiatives designed to ensure EMI Music and EMI Music Publishing continue to be best-positioned to operate effectively and efficiently in the increasingly digital marketplace. These initiatives will involve most regions and will be focused on improving and re-aligning resources to ensure the organisation remains flexible and progressive.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

A particular area of focus is EMI Music's Japanese business, where new skills and a new organisational structure will be introduced to enable the re-allocation of resources into the key areas of A&R and marketing whilst maintaining an aggressive approach to digital business development. This programme is designed to drive increases in both future market share and levels of profitability.

In conjunction with these restructurings, EMI Music plans to enter into sale and leaseback agreements for its two Japanese properties and other property in the US.

EMI Group expects that in total these initiatives will deliver cost savings of at least £30m per annum. It is anticipated that not less than £10m of these savings will be delivered in the financial year ending 31 March 2007, with the full run rate achieved by the end of the following financial year. The total cash cost of these restructuring initiatives of approximately £60m, will be more than offset by the cash proceeds from the property disposals.

Notes:
The figures shown are unaudited and hence may vary from the final numbers that will be reported.
All figures are at statutory rates unless otherwise stated.
All statements relating to profit refer to profit pre exceptional items, remeasurements and amortisation of music copyrights and intangibles.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Claudia Palmer	Investor Relations	+44 20 7795 7635
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625

Brunswick Group LLP

Patrick Handley		+44 20 7404 5959